Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111-3715 Tel 415.393.8200 gibsondunn.com

February 2, 2024

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill and Jason Drory

Re:	Spyre Therapeutics, Inc.

Registration Statement on Form S-1

Filed on December 22, 2023

File No. 333-276251

Ladies and Gentlemen:

On behalf of Spyre Therapeutics, Inc. (the “Company” or “Spyre”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated January 18, 2024 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comments are set forth below, followed by the Company’s responses. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter. The Company’s responses are set forth in ordinary type beneath the Staff comment, which is set out in bold type. References are made to the Company’s Amendment No. 1 to the Registration Statement (the “Amendment”), filed on February 2, 2024.

Company Overview, page 4

1.	On page 4 and in your Business section, please revise your disclosure to:

•	Disclose the meaning of “combinations of proprietary antibodies,” “patient enrichment strategies,” and “companion diagnostics;”

•

With reference to your disclosure on page F-58, explain how you plan to develop your portfolio of individual treatments to create therapeutic combination candidates, and clarify whether you plan to develop any of your candidates for use both as monotherapies and combination therapies;

•	Explain how you plan to develop and use each of patient enrichment strategies and companion diagnostics in your development strategy; and

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • Riyadh • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

February 2, 2024

•

Explain how your plan to use combination candidates and patient enrichment strategies via companion diagnostics may “enhance efficacy” in your programs. Further, please qualify your statements on pages 4, 49, and 66 to clarify that your ability to execute your strategy to “enhance efficacy” is currently aspirational.

In response to the Staff’s comment, the Company has further clarified its plans for the development of its product candidates. The Company submits that in addition to its plan to develop its product candidates as potential monotherapies, the Company also plans to investigate combinations of its proprietary antibodies in preclinical and clinical studies to evaluate whether combination therapy (co-administration or co-formulation of multiple monoclonal antibodies) can lead to greater efficacy, less frequent dosing, or the enhanced identification of patients with responsive profiles, in each case, as compared to monotherapies in IBD. This is expected to initially include SPY120, which combines SPY001 (α4ß7) and SPY002 (TL1A), and is anticipated to be followed by combinations that include SPY003 (IL-23), SPY130 (a combination of SPY001 and SPY003) and SPY230 (a combination of SPY002 and SPY003). The Company also submits that it has no existing plans to develop companion diagnostics restricting usage of its products to a specific sub-population of patients; instead, it intends to examine patient selection strategies via complementary diagnostics utilized in its proof-of-concept clinical studies in order to evaluate whether patients may be matched to the optimal therapy based on genetic background and/or other biomarker signatures. Accordingly, the Company has revised its disclosure on pages 4 and 5 of the Amendment and deleted references to “enhance efficiency” on pages 4, 52 and 73.

2.	With respect to your strategy to use patient enrichment strategies via companion diagnostics:

•

Please disclose in an appropriate place in the Summary and Business sections whether you anticipate that any or all of your programs will require you to develop and obtain FDA approval of a companion diagnostic.

•	Include balancing disclosure regarding any material risks or challenges that the development and/or use of companion diagnostics might pose to your business and/or development strategy.

In response to the Staff’s comment, the Company submits that it currently intends to examine patient selection strategies via complementary diagnostics utilized in its proof-of-concept clinical studies rather than pursuing companion diagnostics. Accordingly, the Company has added disclosure on the regulatory pathway of approval for complementary diagnostics and has balanced such disclosure with a discussion of material risks or challenges inherent in the development of complementary diagnostics on pages 4, 52 and 73 of the Amendment, respectively.

3.

Please revise to qualify the following statement that appears on pages 4 and 66: “We have purposely engineered our product candidates to bind potently and selectively to target epitopes with extended half-lives.” In this regard, we note your disclosure on page 48 indicating that potent binding and selectivity are “the aim” of your product engineering.

U.S. Securities and Exchange Commission

February 2, 2024

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 73 of the Amendment to remove “purposely” from the referenced statement and added additional clarifying language.

4.

We note that your statement on page 17 that your success is “dependent on observing a longer half-life of your programs in humans than other mAbs currently marketed and in development” lacks sufficient context in the Summary and Business sections.

•	Please revise pages 4 and 66 to clearly describe your strategy to engineer “long-acting” product candidates that will exhibit extended pharmacokinetic half-lives.

•	In your revisions, please also specifically explain the meaning of the term “extended half-life” and how your focus on half-life extension relates to potential dosing convenience or otherwise advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 52 and 74 of the Amendment by providing additional detail regarding its strategy of engineering its product candidates. In doing so, the Company has explained that “extended half-life” means extended pharmacokinetic half-lives that are achieved through modifications in the Fc domain that increase affinity to human FcRn and increase antibody recycling. Furthermore, the Company has explained that it anticipates that half-life extension will enable less frequent administration compared to marketed or development-stage monoclonal antibodies that do not incorporate half-life extension modifications.

5.

We note your stated intention to deliver your product candidates through self-administered, subcutaneous injection via a pre-filled pen. Please revise your Summary and Business sections to disclose whether you anticipate that your product candidates may be regulated by the FDA as drug/device combination products. Explain the implications of drug/device combination product classification with respect to the regulatory approval process, including how this process differs from the process of obtaining FDA approval for drugs.

In response to the Staff’s comment, the Company submits that while a pre-filled pen is an industry-standard approach for subcutaneously-delivered monoclonal antibodies that is not typically regulated as a drug/device combination and is frequently utilized by other drug developers, the specific delivery mechanism or technology that the Company intends to use to deliver its product candidates is currently under review and has not yet been selected. Accordingly, the Company has revised its disclosure on pages 5 and 52 of the Amendment. Furthermore, the Company has added disclosure under the Summary and Business on pages 4, 5 and 74 of the Amendment regarding the regulation of combination products on page 88 of the Amendment.

U.S. Securities and Exchange Commission

February 2, 2024

6.	Please balance the discussion of your Company’s development strategy and candidate programs by prominently highlighting in the Summary that:

•

the drug and/or device development process is inherently uncertain, your development approach is unproven, preclinical evidence to support your approach is preliminary and limited, and you have yet to test any product candidate in humans; and

•	there can be no guarantee that you will be able to develop product candidates that will be found to be safe and effective so as to obtain necessary regulatory approvals.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 of the Amendment to balance the discussion of its development strategy and candidate programs with additional bold-faced disclaimer language.

Risk Factor Summary, page 9

7.

We note your stated plan to use patient enrichment strategies via companion diagnostics in your product development. If material, please add summary risk and corresponding risk factor disclosure addressing the risks and challenges related to your proposed use of companion diagnostic tools needed to leverage your strategy.

In response to the Staff’s comment, the Company submits that development of companion diagnostics is not currently core to its plans; instead, it intends to focus on examining patient selection strategies via complementary diagnostics in its clinical studies to evaluate whether patients can be matched to the optimal therapy based on genetic background and/or other biomarker signatures. Accordingly, the Company has revised its disclosures on pages 10, 20, 23 and 24 of the Amendment.

8.

Given your stated intention to deliver your product candidates through injection via a prefilled pen, please add summary risk and corresponding risk factor disclosure discussing any risks or challenges related to the development and/or regulatory approval of your product candidates if the FDA may consider your product candidates to be drug/device combination products.

In response to the Staff’s comment, the Company submits that while a pre-filled pen is an industry-standard approach for subcutaneously delivered monoclonal antibodies that is not typically regulated as a drug/device combination and is frequently utilized by other drug developers, the specific delivery mechanism for its product candidates is currently under review and has not yet been selected. Accordingly, the Company has revised its disclosure on pages 5, 10, 23 and 52 of the Amendment to clarify that it is evaluating delivery mechanisms and has not yet selected a final delivery mechanism and to add risk factor disclosure discussing the risks or challenges related to the development and/or regulatory approval of our product candidates in conjunction with the development and/or regulatory approval of drug delivery device(s) through which we intend to deliver our product candidates.

U.S. Securities and Exchange Commission

February 2, 2024

Risk Factors

We will need to raise additional capital…, page 11

9.	On page 12, please remove the reference to being subject to the limitations set forth in Instruction I.B.6 of Form S-3, or otherwise advice.

In response to the Staff’s comment, the Company has revised its disclosure on page 13 of the Amendment to remove the reference.

We have historically incurred losses, have a limited operating history…, page 13

10.

In the first sentence of the third paragraph, please revise to clarify whether the reference to “conducting clinical trials” pertains only to your legacy product candidates. In this regard, it appears from your disclosure throughout that all of your current programs are in preclinical stages of development and have not yet been tested in humans.

In response to the Staff’s comment, the Company confirms that the reference to “conducting clinical trials” pertains only to its legacy product candidates. Accordingly, the Company has revised its disclosure on page 15 of the Amendment to clarify the development status of its current product candidates.

11.

We note your disclosure that the holders of your Series B Preferred Stock may be entitled to require you to settle their shares of Series B Preferred Stock for cash at a price per share equal to the fair value of the Series B Preferred Stock, as described in your Series B Certificate of Designation. Please revise your disclosure to describe how the fair value is determined and quantify the aggregate amount of the potential cash redemption as of a recent date or otherwise advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of the Amendment to add a discussion of how fair value is determined in connection with a hypothetical cash settlement of Series B Preferred Stock and the aggregate amount of a potential cash settlement, for illustrative purposes, if the Company was obligated to settle the conversion of all outstanding Series B Preferred Stock as of January 2, 2024, pursuant to the terms of the Series B Certificate of Designation.

U.S. Securities and Exchange Commission

February 2, 2024

Our Certificate of Incorporation provides that…, page 42

12.

We note the exclusive forum provisions in your certificate of incorporation and bylaws. Please clarify whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, please note that while Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Amendment to affirmatively state that, “These choice of forum provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act.” Additionally, the Company has made parallel revisions to its disclosure in the section titled “Description Of Capital Stock–Certificate of Incorporation and Bylaw Provisions” on page 138 of the Amendment.

Our relationship with Paragon and Parapyre, page 49

13.

We note your disclosure describing the Parapyre Option Obligation, “which provided for an annual equity grant of options to purchase 1% of the then outstanding shares of Pre-Merger Spyre’s common stock, on a fully diluted basis, on the last business day of each calendar year during the term of the Paragon Agreement.” Please update your disclosure to clarify the term of the Paragon Agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Amendment to clarify the terms of the Parapyre Option Obligation.

Research and Development Expenses, page 53

14.

Please revise the disclosure to break out the dollar amount of external research and development expenses incurred for each period presented. Alternatively, disaggregate research and development expenses by nature or type of expense for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on pages 58-60 of the Amendment to break out the respective dollar amounts of internal and external research and development expenses incurred for each period presented.

U.S. Securities and Exchange Commission

February 2, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Future Funding Requirements and Operational Plan, page 59

15.

Please update the final paragraph in this section consistent with your disclosure in the “Recent Developments” section and elsewhere regarding shareholder approval of the conversion of your Series A Preferred Stock. In addition, please update your “Recent Developments” section to discuss the December 2023 SPA for Series B Preferred Stock.

In response to the Staff’s comment, the Company has revised its disclosure on pages 64 and 65 of the Amendment to add disclosure regarding the stockholder approval of the conversion of the Company’s Series A Preferred Stock that was obtained in November 2023 and discussion of the December 2023 PIPE.

Contractual Obligations and Other Commitments, page 63

16.	You state here and on page 66 that as of the date of this prospectus, the Option remains unexercised with respect to three research programs under the Paragon Agreement.

•

Such disclosures are inconsistent with statements on pages 17, 49, and 116 indicating that you exercised your Option for the PSY001 and SPY002 programs in July 2023 and December 2023, respectively, and the remaining two options for the SPY003 and SPY004 programs remain outstanding. Please reconcile or advise.

•	Also, please update this section as appropriate to clarify the current status of your expected obligations under the Paragon Agreement based on your exercise of the Option to date.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of the Amendment to clarify that the Option remains unexercised with respect to two research programs under the Paragon Agreement and the current status of our expected obligations under the Paragon Agreement based on the exercise of the Option to date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Other Commitments, page 63

17.

You disclose that as of the date of the filing of this prospectus, the Option remains unexercised with respect to the three remaining research programs under the Paragon Agreement. However, on pages 48 and 49 you disclose that in December 2023 you exercised the Option for the SPY002 program. Please clarify.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of the Amendment to clarify that the Option remains unexercised with respect to two research programs under the Paragon Agreement.

U.S. Securities and Exchange Commission

February 2, 2024

Business

Company Overview, page 66

18.

We note your disclosure “[f]or more information on the Paragon Agreement, see discussion under the heading “Paragon Agreement” below.” However, we are unable to locate the heading. Please revise your disclosure to describe all the material terms of the Paragon Agreement as amended.

In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Amendment to add a discussion of the material terms of the Paragon Agreement under a new “Paragon Agreement” heading.

Our Strategy, page 66

19.

We note your statements on pages 66 and 67 that your antibodies have “best-in-class” potential. Given the development stage of your programs and length of the drug approval process, it is premature and inappropriate to speculate or imply that any Spyre product candidates will ultimately be approved or become best-in-class. Please remove these statements and any similar statements throughout.

In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and 74 of the Amendment to remove all references to “best-in-class”.

20.

Please revise in an appropriate place to explain what a genetic- or biomarker-based companion diagnostic is, and how you plan to develop and use such companion diagnostics to match treatment targets to IBD sub-populations.

In response to the Staff’s comment, the Company submits that it has no current plans to develop or use companion diagnostics and has thus removed all references to “companion diagnostic” from the Registration Statement, including with respect to the Company’s risk factors because the Company does not view any risks relating to companion diagnostics to be a material risk.

21.	With respect to the half-life extension pillar of your development strategy, please revise your Business section in the appropriate place(s) to:

•

explain the basic operation of half-life extension technologies including YTE and LS amino acid substitutions, and describe your efforts to develop programs using such technologies, as mentioned on page 18;

•	explain how your focus on half-life extension/optimization has the potential to confer a more favorable dosing schedule for your programs, assuming they successfully complete clinical development; and

•

if material, describe the non-human primate study referenced on page 18, including quantitative information regarding the range of results observed regarding the increased half-life properties of your programs or otherwise.

U.S. Securities and Exchange Commission

February 2, 2024

In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Amendment to add a discussion on the Company’s half-life extension approach, the potential benefits of such approach and relevant non-human primate studies.

Our Portfolio, page 67

22.

Please remove or revise your statement that you are advancing a “broad pipeline” of antibodies for the treatment of IBD, or advise. In this regard, we note your disclosure that you are initially focused and substantially dependent on the success of the SPY001 and SPY002 programs that each address IBD. We also refer to disclosure on page F-36 stating that the Company determined that the pipeline candidates within its portfolio are “similar in nature.”

In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Amendment to delete “broad” from the referenced statement.

23.	We note the inclusion of SPY003, SPY004 and combination programs SPY120, SPY130 and SPY230 in your pipeline table. In this regard:

•

It is seemingly premature to highlight the SPY003 and SPY004 programs in the pipeline table given your disclosure that you are investing a majority of your efforts and financial resources into optioned co-lead programs SPY001 and SPY002, disclosure that you have not exercised the Option with respect to SPY003 and SPY004, and your limited disclosures regarding SPY003 and SPY004 in the registration statement. Please remove SPY003 and SPY004 from the table, or explain why these programs are currently material to your business so as to warrant inclusion therein.

•

It is also seemingly premature to highlight your combination programs in the pipeline table given that your individual programs appear to be in early preclinical stages, certain of your combination programs purport to involve combination with SPY003 (IL-23) which you have not yet exercised the Option on, and you have provided only limited disclosures regarding your combination programs in the registration statement. Please remove your combination programs from the pipeline table or advise as to the materiality of each such program.

U.S. Securities and Exchange Commission

February 2, 2024

Please note that we do not object to your narrative discussion of SPY003, SPY004, and your combination programs in the Business section.

In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Amendment to remove the SPY004 program from the pipeline table. With respect to the SPY003 program, the Company submits that, to date, the Company has identified several promising clones that meet its target product profile and it is in the process of narrowing down the potential clones to select a development candidate based on pharmacokinetic performance and CMC developability. The Company expects to nominate a development candidate in mid-2024 and move into IND-enabling studies in the second half of 2024. Upon development candidate nomination, the Company intends to exercise its Option to acquire intellectual property rights for the SPY003 program pursuant to the Paragon Agreement. Accordingly, the Company has added such supplemental disclosure relating to its plans for the SPY003 program on page 79 of the Amendment. Finally, the Company has added supplemental disclosure relating to combination programs SPY120, SPY130 and SPY230 on pages 79 and 80 of the Amendment.

24.	Please also revise the pipeline table on page 67 as follows:

•	Disclose the indication for which you are currently developing each program.

•	Disclose whether you have nominated a development candidate for each program.

•	Revise the columns so they are clearly delineated from each other. Include columns of equal width for each of Phase 1, Phase 2 and Phase 3 of clinical testing.

•

The table should not be used to prematurely project or imply successful completion of the stages required prior to regulatory approval. To the extent that you disclose the next anticipated milestone for a candidate in the table, only provide the next material step in the regulatory review process (e.g., development candidate nomination, intended timing of IND submissions, etc.). The narrative discussion following the pipeline table is more appropriate for discussing aspirational plans for your product candidates beyond the immediate next step, such as expected interim data from any future Phase 1 trials.

•

Ensure the font and type used is clearly legible. For example only, we note that the information currently presented under the column titled “Clinical” is not clearly readable even with enhanced pixelation.

•	With respect to footnote 1 to the table, revise to explain that the SPY001 and SPY002 License Agreements are still being finalized and clarify the expected timing for entering into these agreements.

In response to the Staff’s comment, the Company submits that (1) each of its programs is currently being developed for the treatment of IBD, (2) it has nominated development candidates for SPY001 and SPY002, and (3) it is currently negotiating and finalizing the SPY001 License Agreement and SP002 License Agreement with Paragon and expects the agreement to be completed and signed in the first half of 2024. Accordingly, the Company has revised its disclosure in footnote 1 to the pipeline table on page 76 of the Amendment. In addition, the Company has revised the pipeline table to reflect the material steps in the regulatory review process and to update the layout and other visual elements that have been flagged by Staff.

U.S. Securities and Exchange Commission

February 2, 2024

25.

In the narrative discussion following the pipeline table, you discuss the potential timing of Phase 1 clinical trials of SPY001 and SPY002 without addressing the necessary submission of INDs to the FDA. For each of SPY001 and SPY002, clarify when you plan to submit an IND and specify the indication(s) to be covered.

In response to the Staff’s comment, the Company submits that it expects to submit an IND or equivalent foreign regulatory submission and enter a Phase 1 first-in-human study in healthy volunteers for each of the SPY001 and SPY002 programs in the first half of 2024 and the second half of 2024, respectively, pending health agency approval. Accordingly, the Company has revised its disclosure on pages 76-78 of the Amendment.

26.

Please expand your narrative disclosure following the pipeline table to provide a more fulsome discussion of each of your individual and combination programs and clarify the status of development activities to date. In your revisions, please:

•	Clarify your role and involvement in completed or ongoing development efforts, as well as that of your research partners.

•

Include descriptions of material preclinical studies conducted to date or in-process, including who conducted such studies and when, the number of tests conducted, and the number of animal subjects used in each test. Include quantitative information regarding the range of results observed.

•

Clearly describe the remaining material steps to be completed for each program before advancing that program into the clinic (e.g., product candidate nomination, regulatory submissions, etc.) and the remaining clinical steps to be taken to develop and commercialize your product candidates.

In response to the Staff’s comment, the Company has expanded its narrative disclosure following the pipeline table on pages 76-80 of the Amendment with respect to each of its individual and combination programs while providing updates on status of development activities to date.

27.

Provide the basis for all statements regarding your program observations. By way of example only, we note your statements that SPY001 and SPY002 are “highly potent, highly selective” antibodies and that SPY002 lead clones “exhibit extended pharmacokinetic half-lives relative to competitive molecules in clinical development.” Include clarifying disclosure that your preliminary study results are not based on head-to-head studies but rather on your preclinical models.

In response to the Staff’s comment, the Company has provided supplementary disclosure for its SPY001 program on pages 76 and 77 based on results from its preclinical in vitro models and its SPY002 program on pages 78 and 79 based on results from its head-to-head preclinical studies in non-human primates on page 78 of the Amendment.

U.S. Securities and Exchange Commission

February 2, 2024

SPY003 - anti-IL-23 mAb, page 68

28.

Please revise the reference on page 68 to SPY003 as “[your] third program” in light of your other disclosure indicating that your Option to acquire intellectual property license rights related to the SPY003 and SPY004 programs remains unexercised. Alternatively, please clearly highlight in this section and the section captioned “SPY004” that while you hold the Option to acquire intellectual property license rights related to the SPY003 and SPY004 programs, such Option remains unexercised.

In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Amendment by deleting the “Our third program” reference on page 68 of the Amendment to clarify that the Option related to SPY003 remains unexercised.

Our Precision Immunology Approach, page 69

29.	You state that you are in discussions with potential partners with access to large scale IBD biobanks to support CDx development across your portfolio.

•	Please revise to define “CDx development;” and

•	Briefly explain how you plan to work with potential partners to leverage biobank access in support of the precision immunology pillar of your development strategy.

In response to the Staff’s comment, the Company submits that it is in discussions with potential partners to develop patient selection strategies for each of its targets and potentially use such approaches commercially as complementary diagnostics depending on performance during clinical trials. Accordingly, the Company has revised its disclosure to remove this section from the Amendment.

Government Regulation, page 71

30.	As appropriate, please revise this discussion to include a description of the regulation of drug/device combination products and companion diagnostics, or advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 89 of the Amendment to include a description of the regulation of drug/device combination products. The Company did not include a description of the regulation of companion diagnostics as it is not currently planning to use or develop companion diagnostics in any material manner at this time and has removed disclosure relating to drug/device combination products from the Registration Statement, as further discuss above.

U.S. Securities and Exchange Commission

February 2, 2024

Executive Officers, page 97

31.

We note that the table on page 97 appears to reflect that as of December 11, 2023, Dr. Turtle serves as your Chief Operating Officer. However, disclosure elsewhere indicates that on November 22, 2023, Dr. Turtle was promoted from COO to Chief Executive Officer. Please update your disclosure as appropriate, or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the Amendment to reflect Dr. Turtle’s promotion to Chief Executive Officer effective as of November 22, 2023.

Certain Relationships and Related Transactions, page 115

32.

Please revise your disclosure under the first bullet on page 116 to disclose and quantify all material payments you expect to be obligated to pay Paragon upon and following the execution of the SPY001 License Agreement and SPY002 License Agreement, which you state on page 48 are currently being finalized on previously agreed terms. In this regard, we refer you to page F-59, which references expected fees for the nomination of development candidates and milestone payments upon the first dosing of a human patient in a Phase 1 trial.

In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the Amendment to disclose and quantify all material payments it is expected to be obligated to pay Paragon upon and following the execution of the SPY001 License Agreement and the SPY002 License Agreement.

Financial Statements

Notes to the Consolidated Financial Statements

8. Paragon Agreement, page F-58

33.

With regards to the SPY001 License Agreement, the disclosure refers to specific development and clinical milestone payments totaling $22 million. However, on page 63 you disclose that the $22 million is based on specific clinical and regulatory milestones. Please clarify the nature of these potential milestone payments.

In response to the Staff’s comment, the Company has revised its disclosure on pages 69, 82 and 122 of the Amendment to clarify that the $22 million in potential milestone payments referenced on all applicable pages includes payments for achieving development, clinical and regulatory milestones.

***

Thank you for your consideration of this response. If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-8373 or Branden C. Berns at (415) 393-4631.

U.S. Securities and Exchange Commission

February 2, 2024

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie Neary, Gibson, Dunn & Crutcher LLP

Dr. Cameron Turtle, Spyre Therapeutics, Inc.

Scott Burrows, Spyre Therapeutics, Inc.

Heidy King-Jones, Spyre Therapeutics, Inc.